Exhibit 99.10

Ref.: 1772.19098

March 12, 2015

Securities and Exchange Commission (SEC)

Re:	Evaluation and Audit of the P&NG Reserves of Penn West Petroleum Ltd.

(as of December 31, 2014)

We refer to our report dated February 11, 2015 entitled “Evaluation and Audit of the P&NG Reserves of Penn West Petroleum Ltd. (“Penn West”) (as of December 31, 2014)” ( the “Sproule Report”).

We hereby consent to the inclusion of, or incorporation by, reference of and reference to, the Sproule Report in Penn West’s:

(i)	Annual Report on Form 40-F for the year ended December 31, 2014;

(ii)	Registration Statement on Form F-3 (No. 333-171675); and

(iii)	press release regarding 2014 year-end results;

(collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Gary R. Finnis, P. Eng.

Gary R. Finnis, P.Eng.
Manager, Engineering and Partner

Enclosure(s)